UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 11-K

X Annual Report Pursuant to Section 15 (d) of the Securities Exchange Act of 1934 For the Fiscal Year Ended October 31, 2000.

___ Transition Report Pursuant to Section 15 (d) of the Securities Exchange Act of 1934 For the transition Period from _______ to _______

                          COMMISSION FILE NUMBER 1-9299

                HARNISCHFEGER INDUSTRIES EMPLOYEES' SAVINGS PLAN

A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

                HARNISCHFEGER INDUSTRIES EMPLOYEES' SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

                         Harnischfeger Industries, Inc.
                           4400 West National Avenue
                           Milwaukee, Wisconsin 53214

                         HARNISCHFEGER INDUSTRIES, INC.
                            EMPLOYEES' SAVINGS PLAN

                                    FORM 11-K

                                October 31, 2000

                                      INDEX

                                                                        Page No.

Report of Independent Accountants                                           1

Statements of Net Assets Available for                                      2
Benefits at October 31, 2000 and 1999

Statements of Changes In Net Assets Available for                           3
Benefits for the years ended October 31, 2000 and 1999

Notes to Financial Statements                                             4-8

Schedules Required by the Department of Labor's Rules and Regulations:*

     Schedule of Assets Held for Investment Purposes at End of Year
       as of October 31, 2000                                               9

     Schedule of Non-exempt Transactions for the year ended
       October 31, 2000                                                    10

Signatures                                                                 11

Consent of Independent Accountants                                         12









* Other schedules required by the Department of Labor have been omitted because they are not applicable.

                        Report of Independent Accountants

To the Participants and Administrator of the Harnischfeger Industries Employees' Savings Plan


In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Harnischfeger Industries Employees' Savings Plan (the "Plan") at October 31, 2000 and 1999 and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets Held for Investment Purposes at End of Year and Non-exempt Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

April 19, 2001

Harnischfeger Industries Employees' Savings Plan
Statements of Net Assets Available for Benefits
October 31, 2000 and 1999

--------------------------------------------------------------------------------


                                                          2000              1999
                                                  ------------      ------------

Assets
Investments (See Note 4)                          $165,672,267      $230,604,194
                                                  ------------      ------------

Receivables:
    Participants' contributions                          6,338               -
    Participant notes                                1,280,278         4,112,027
                                                  ------------      ------------

    Total receivables                                1,286,616         4,112,027
                                                  ------------      ------------

Total assets                                       166,958,883       234,716,221
                                                  ------------      ------------


Liabilities
    Accrued expenses                                     9,405            15,715
                                                  ------------      ------------

Net assets available for benefits                 $166,949,478      $234,700,506
                                                  ============      ============

The accompanying notes are an integral part of these financial statements.

Harnischfeger Industries Employees' Savings Plan
Statements of Changes in Net Assets Available for Benefits
For the year ended October 31, 2000 and 1999

--------------------------------------------------------------------------------

                                                                 2000             1999
                                                        -------------    -------------

Additions
    Additions to net assets attributed to:
      Investment income:
        Net appreciation in fair value of investments   $     439,121    $   9,321,401
        Interest and dividends                             13,803,197       15,052,254
                                                        -------------    -------------

                                                           14,242,318       24,373,655
                                                        -------------    -------------

      Contributions:
        Participants'                                       9,595,842       14,417,004
        Employer's                                              1,178          185,758
                                                        -------------    -------------

                                                            9,597,020       14,602,762
                                                        -------------    -------------

           Total additions                                 23,839,338       38,976,417
                                                        -------------    -------------

Deductions
Deductions from net assets attributed to:
    Benefits paid to participants                          87,256,784       33,107,161
                                                        -------------    -------------

Net (decrease) increase prior to transfers                (63,417,446)       5,869,256
Plan transfers (Note 3)                                    (4,333,582)         898,832
                                                        -------------    -------------

Net (decrease) increase                                   (67,751,028)       6,768,088

Net assets available for benefits:
    Beginning of year                                     234,700,506      227,932,418
                                                        -------------    -------------

    End of year                                         $ 166,949,478    $ 234,700,506
                                                        =============    =============


   The accompanying notes are an integral part of these financial statements.


Harnischfeger Industries Employees' Savings Plan
Notes to Financial Statements
October 31, 2000 and 1999
--------------------------------------------------------------------------------


1.   Description of the Plan

     The following description of the Harnischfeger Industries Employees' Savings Plan (the "Plan") provides only general information. Participants should refer to the plan document for a more complete description of the Plan's provisions.

     Participation

     Harnischfeger Corporation established the Harnischfeger Corporation Employee Savings and Protection Plan effective April 1, 1984 (the "Harnischfeger Plan"). Effective March 2, 1987, sponsorship of the Harnischfeger Plan was assumed by Harnischfeger Industries, Inc. (the "Company") and the Plan was renamed the Harnischfeger Industries Employees' Savings Plan (the "Plan"). The Plan was amended and restated July 1, 1995 to incorporate all previous plan amendments. The term "Company" as used in these financial statements refers to Harnischfeger Industries, Inc. and its subsidiaries excluding Joy Technologies Inc.

     Administration

     A  five-member   Pension  and  Investment   Committee   (the   "Committee")
     administers the Plan.

     The assets of the Plan are trusteed by Fidelity Management Trust Company ("Fidelity") and detailed records of participants' accounts are maintained by Fidelity Institutional Retirement Services Company.

     Eligibility

     Substantially every U.S. employee of the Company (except any employee who is covered by a collective bargaining agreement which does not provide for such employee's participation in the Plan) is eligible to participate in the Plan. An eligible employee may become an active participant in the Plan on the first day of any month in which he meets all of the requirements for eligibility. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

     Contributions

     Participants may elect to make regular contributions to the Plan of up to 10% of their pre-tax earnings ("salary reduction contributions"). If an election is not made, an automatic salary reduction of 1% will be made to the Plan on the participant's behalf in the established default fund. Currently, the fixed income fund has been established as the default fund.

     Participants may also make additional contributions of up to 10% of after-tax earnings. Pre-tax contributions are subject to Internal Revenue Service guidelines.

     The Company may, at its discretion, make a profit sharing contribution as determined by the Company. The Company profit sharing contributions are allocated to each active participant on a pro rata basis on such employee's base earnings, up to $100,000, for the fiscal year ended October 31. There were no Company profit sharing contributions made to the Plan for fiscal years ended 2000 and 1999.

     On July 1, 1998, an amendment was made to the Plan that applies to employees of Princeton Paper, LLC ("Princeton"). For each month after July 1, 1998, the Company will make contributions for each participant employed by Princeton during that month in an amount equal to three percent of the participant's earnings for the month. A participant must be fully vested to be eligible for the employer contributions. The participant shall become fully vested upon the earlier of the participant's attainment of age 65, death or completion of three years of service.

     Effective July 5, 2000, Princeton ceased operations, terminating the participation of its employees in the Plan.

     Participant Accounts

     Each participant's account is credited with the participant's contribution and allocations of the Company's contribution and plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

     Vesting

     Participants are immediately vested in all participant and employer contributions plus actual earnings thereon.

     Investment Options

     Upon enrollment in the Plan, a participant may direct contributions in 1% increments to various investment options. Participants may change their investment options on a daily basis.

     Participant Notes Receivable

     Participants meeting certain eligibility requirements may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lessor of $50,000 or 50% of their account balance. The loans are secured by the balance in the participant's account. Loan terms range from one to five years (unless the loan is used to acquire a primary residence, in which case longer repayment terms are granted). The loans bear interest at a rate equal to the prime rate plus 2%. Interest rates ranged from 8% to 11% at October 31, 2000.

     Distributions Upon Termination of Employment

     Upon termination of employment with the Company for any reason, including resignation, retirement, dismissal, long-term disability or death, participants (or designated beneficiaries) are paid the vested amounts due them by payment in: (1) a lump sum, or (2) substantially equal quarterly or annual installments over a period not to exceed the lesser of (a) 10 years or (b) the life expectancy of the participant or, if the participant has designated a beneficiary who is an individual, the joint and last survivor expectancy of the participant and his designated beneficiary or (3) a combination of lump sum and installment payments. Payment may be made in cash or property (fair market value at date of distribution as determined by the trustee).

     In the event of financial hardship, a participant may apply for a withdrawal of all or any portion of the salary reduction contributions credited to his account. Withdrawals during employment of salary reduction contributions may be granted by the Committee only if the participant can demonstrate to the satisfaction of the Committee that a financial hardship exists within the definitions of the Internal Revenue Code.

     Plan Termination

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

2.   Summary of Significant Account Principles

     Basis of Accounting

     The financial statements of the Plan are prepared under the accrual method of accounting.

     Use of Estimates

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

     Investment Valuation and Income Recognition

     Investments are stated at fair market value except the Fixed Income Fund which has guaranteed investment contracts that are stated at contract value. Contract value represents contributions made under the contract, plus interest at the contract rate, less participant withdrawals. Unrealized gains and losses on investments are computed based upon market values at the beginning of the year, or acquisition cost if acquired during the year, and market values at the end of the year. Realized gains and losses are recorded based upon market values at the time of sale.

     Risks and Uncertainties

     The Plan's investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the values of investments, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits.

     Payments of Benefits

     Benefits are recorded when paid.

     Expenses

     Substantially all administrative expenses of the Plan are paid by the Company.

3.   Changes in the Plan

     During fiscal 2000, the Company sold portions of Beloit Corporation to Groupe Lapperriere & Verreault, Inc. and the management of Beloit Corporation's Oasis Division. Employees funds associated with the sale were transferred out of the Plan effective June 30, 2000.

4.   Investments

     The following presents investments that represent 5% or more of the Plan's net assets:

                                                             October 31,

                                                         2000          1999
                                                    --------------------------
Fidelity Equity Income Fund
    326,794 and 525,786 shares, respectively         $18,055,390   $30,632,309

Spartan U.S. Equity Index Fund
    252,011 and 409,803 shares, respectively          12,779,469    19,887,748

Fidelity Magellan Fund
    455,011 and 618,308 shares, respectively          59,811,161    79,978,121

FMTC Institutional Money Market Fund
    13,765,241 and 10,156,777 shares, respectively    13,765,241    10,156,777

Monumental Life Insurance Company
    Guaranteed Investment Contract                    13,666,998    13,646,083

Sun Life of Canada Guaranteed Investment
    Contract                                                   -    11,796,541


     During fiscal 2000 and 1999, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $439,121 and $9,321,401, respectively, as follows:

                                                     October 31,
                                               2000             1999
                                           -----------------------------

     Employer's Stock Fund                 $      -        $(15,046,650)

     Mutual Funds                               439,121      24,368,051
                                           ------------    ------------
                                           $    439,121    $  9,321,401
                                           ============    ============

5.   Party-in-Interest Transactions

     Transactions involving employer securities, participant notes and the funds administered by Fidelity, trustee of the Plan, are considered party-in-interest transactions. These transactions are not, however, considered prohibited transactions under 29 CFR 408(b) of the ERISA regulations.

6.   Tax Status of the Plan

     The Internal Revenue Service has determined and informed the Company by a letter dated January 8, 1996 that the Plan is designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). The Plan has been amended since receiving the determination letter. However, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC.

7.   Non-exempt Prohibited Transactions

     At October 31, 2000, the Company held certain plan assets representing participant contributions to the Company's general assets, which is considered to be a prohibited use of plan assets as defined by ERISA regulations. These assets are recorded by the Plan as a receivable from participants at October 31, 2000, and were remitted to the Plan in February of 2001.

8.   Amounts Allocated to Withdrawn Participants

     Plan assets of $103,961,578 have been allocated to the accounts of persons who are no longer active participants of the Plan as of October 31, 2000, but who have not received distributions as of that date.


Harnischfeger Industries Employees' Savings Plan
Schedule of Assets Held for Investment Purposes at End of Year
October 31, 2000

--------------------------------------------------------------------------------

                                                             Description of          Fair Market
    Identity of Issue                                          Investment               Value
    -----------------                                      ---------------------    ------------
    Mutual Stock Funds:
*   Fidelity Equity Income Fund                            Open-end Mutual Funds    $ 18,055,390
*   Fidelity Overseas Fund                                                             5,334,905
*   Spartan U.S. Equity Index Fund                                                    12,779,469
                                                                                    ------------
                                                                                      36,169,764

    Balanced Fund:
*   Fidelity Asset Manager Fund                            Open-end Mutual Fund        3,935,531
                                                                                    ------------
                                                                                       3,935,531

    Bond Fund:
    PIMCO Total Return Fund                                Open-end Mutual Fund        2,291,117
                                                                                    ------------
                                                                                       2,291,117

    Growth Funds:
*   Fidelity Magellan Fund                                 Open-end Mutual Funds      59,811,161
    PBHG Growth Fund                                                                   7,489,543
    PIMCO Capital Appreciation Fund                                                    3,681,186
                                                                                    ------------
                                                                                      70,981,890

    Fixed Income Securities:
*   FMTC Institutional Money Market Fund, at 6.51%   Open-end Money Market Fund       13,765,241
    AIG Financial Products, at 5.99%                          December 15, 2000        3,013,589
    Chase Manhattan Bank, at 6.04%                            December 15, 2000        1,032,710
    Morgan Guaranty, at 5.25%                                 December 15, 2000        3,028,413
    Monumental Life Insurance Co., at rates ranging
      from 5.21% to 7.31%                       Dec. 15, 2000 thru Mar. 4, 2004       13,666,998
    Principal Life Insurance, at 7.20%                        January 8, 2001          5,336,095
    Rabo Bank Nederland ABS, at 6.83%                         June 17, 2002            2,004,694
    Security Life of Denver, at 6.07%                         January 8, 2001          3,401,069
    State Street Bank, at rates ranging from
      5.82% to 6.27%                            Mar. 6, 2001 thru Jul. 12, 2001        1,462,604
    UBS AG, at rates ranging from 5.50%
      to 6.37%                                 Dec. 15, 2000 thru Sep. 17, 2001        5,582,552
                                                                                    ------------
                                                                                      52,293,965
*   Outstanding Loan Balance, at rates
      ranging from 8% to 11%                     Maturities from 2000 thru 2015        1,280,278
                                                                                    ------------
    Total Assets Held For Investment                                                $166,952,545
                                                                                    ============

* Denotes party-in-interest.



Harnischfeger Industries Employees' Savings Plan
Schedule of Non-exempt Transactions
For the year ended October 31, 2000

--------------------------------------------------------------------------------

           Column A                    Column B           Column C         Column D      Column I
------------------------------    -------------------   --------------     --------    -------------
          Identity of             Relationship to the   Description of     Purchase    Current Value
             Party                      Plan             Transaction         Price       of Asset
------------------------------    -------------------   --------------     --------    -------------
Harnischfeger Industries, Inc.     Plan Sponsor             Loan           $  5,949     $  5,949

Harnischfeger Industries, Inc.     Plan Sponsor             Loan                389          389


(A)  Columns E, F, G, H and J have been omitted as they are not applicable




                     See Report of Independent Accountants.





                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                            HARNISCHFEGER INDUSTRIES

                             EMPLOYEES' SAVINGS PLAN

                                 (Name of Plan)



                                /s/  Kenneth A. Hiltz
                                -----------------------------------
                                     Kenneth A. Hiltz
                                     Senior Vice President and
                                     Chief Financial Officer

Date:  April 30, 2001

                       Consent of Independent Accountants

--------------------------------------------------------------------------------


We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-23985) of Harnischfeger Industries, Inc. of our report dated April 13, 2001 relating to the financial statements of
Harnischfeger  Industries  Employees'  Savings Plan,  which appears in this Form
11-K.

PricewaterhouseCoopers LLP
Milwaukee, Wisconsin
April 27, 2001